Filed by CH2M HILL Companies, Ltd.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: CH2M HILL Companies, Ltd.

Commission File No. 000-27261

This filing relates to the proposed merger of CH2M HILL Companies, Ltd., a Delaware corporation (“CH2M”) with and into Basketball Merger Sub Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Jacobs Engineering Group, Inc., a Delaware corporation (“Jacobs”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of August 1, 2017, by and among CH2M, Merger Sub and Jacobs.

Frequently Asked Questions and Answers about the Transaction with Jacobs

We have been accumulating questions received related to our August 2, 2017 announcement of our proposed acquisition by Jacobs.  To ensure we are communicating with similar information and on substantially the same basis, questions are being categorized into general themes as we are not able to respond to each individual question.

We understand that you want answers.  Many of your questions will be answered in detail in the definitive proxy statement/prospectus that will be delivered to stockholders, and therefore will not be answered substantively in this Frequently Asked Questions document.  For example, questions regarding the specific mechanics of what happens to various forms of CH2M stock — stock options, restricted stock, restricted stock units, phantom stock, stock appreciation rights, etc. — and associated tax scenarios will be answered in the definitive proxy statement/prospectus.  An initial proxy statement/prospectus will be filed with the SEC, and when the definitive proxy statement/prospectus is approved by the SEC, stockholders will have at least 20 business days to review its contents, including the frequently asked questions set forth therein, following the filing.  Importantly, once the definitive proxy statement/prospectus is filed with the SEC, other communication streams and channels will be utilized to help you understand the detailed information set out in the proxy statement/prospectus.

There are times when we don’t have (and may not have for some time) answers to your questions, or you may have questions that pertain to hypothetical decisions or scenarios, and therefore we are not in a position at this time to provide an answer.  However, when we do have additional answers to questions that we can provide in this Frequently Asked Questions document, we will respond via updates, which will be filed with the SEC and posted at ir.ch2m.com.  An alert will be sent when information is made available.  If you haven’t already, please sign up to receive alerts at ir.ch2m.com to be notified when updated Frequently Asked Questions or other information is posted.  You are also encouraged to review the FAQs that were posted when the Merger Agreement was announced.

Section 1 - Stock

1.              Q: What happens to my stock options at transaction close? [Posted 8/29/2017]

A:                                   The specific mechanics of what happens to stock options, including with respect to payments associated with such stock options, will be set forth in detail in the definitive proxy statement/prospectus that will be delivered to stockholders of CH2M.  The definitive proxy statement/prospectus will also provide information related to taxes associated with the treatment of stock options under the Merger Agreement.  Please note, except for stock options set to expire or terminate before transaction close (see answer to Section 1 - Stock, Question 2, below), stock option holders do not need to take any action to preserve such options for purposes of receiving the cash payment consideration that will be determined in accordance with the terms of the Merger Agreement.  Stock option holders are encouraged to review the Merger Agreement, and the definitive proxy statement/prospectus when provided, and to seek their own financial and/or tax planning advice.

2.              Q: Does an employee forfeit any stock options by leaving the company before CH2M’s acquisition by Jacobs is complete? [Posted 8/29/2017]

A:                                   Yes.  Regardless of the reason for the termination of employment, any unvested stock options will be forfeited on the employee’s date of termination and will be canceled.

Except in instances of retirement, disability or death (as defined in the 2009 Amended and Restated Stock Option Plan), if an employee’s employment is or was terminated voluntarily or involuntarily, the individual will have three (3) months from the termination of employment date in which to exercise any vested stock options.  The individual must exercise those stock options before the three (3) month period expires if the deadline will be before the transaction close date.  If such three (3) month period extends to or beyond the transaction close date and the vested stock options are not exercised prior to the transaction close date, then the vested stock options will be treated in accordance with the Merger Agreement.  (See answer to Section 1 — Stock, Question 1, above.)  Stock options that are set to expire or terminate prior to transaction close that are not exercised prior to expiration or termination will be forfeited and canceled on the applicable expiration or termination date.

For an employee whose termination of employment results or resulted from retirement, disability or death (as defined in the 2009 Amended and Restated Stock Option Plan), the individual (or the individual’s estate) has one (1) year from the termination of employment date in which to exercise any vested stock options.  Such an individual must exercise those Stock Options before the one (1) year period expires if the deadline will be before the transaction close date.  If such one (1) year period extends to or beyond the transaction close date and the vested stock options are not exercised prior to the transaction close date, then the vested stock options will be treated in accordance with the Merger Agreement.  (See answer to Section 1 — Stock, Question 1, above.)  Again, stock options that are set to expire or terminate prior to transaction close that are not exercised prior to expiration or termination will be forfeited and canceled on the applicable expiration or termination date.

3.              How will stock options be handled for those that have recently resigned from the company and have 3 months to exercise their options, both as it relates to vested and non-vested options? [Posted 8/29/2017]

A:                                   See answer to Section 1 — Stock, Question 2, above.

4.              Q: Does an employee forfeit any restricted stock or restricted stock units by leaving the company before CH2M’s acquisition by Jacobs is complete? [Posted 8/29/2017]

A:                                   Yes.  Regardless of the reason for the termination of employment, any unvested restricted stock or restricted stock units will be forfeited on the employee’s date of termination and will be canceled.

5.              Q: What happens to my stock appreciation rights (SARs) at transaction close? [Posted 8/29/2017]

A:                                   The specific mechanics of what happens to stock appreciation rights (SARs), including with respect to payments associated with such SARs, will be set forth in detail in the definitive proxy statement/prospectus that will be delivered to stockholders of CH2M.  The definitive proxy statement/prospectus will also provide information related to taxes associated the treatment of SARs under the Merger Agreement.  SAR holders are encouraged to review the Merger Agreement, and the definitive proxy statement/prospectus when provided, and to seek their own financial and/or tax planning advice.

6.              Q: When is the next CH2M stock trade? [Posted 8/29/2017]

A:                                   As previously announced and in light of our proposed transaction with Jacobs, no further internal market or quarterly trades of CH2M stock will take place. We expect this transaction to close before the end of this calendar year, but we cannot yet predict exactly when.

7.              Q: How does the payment of consideration in 60% cash / 40% Jacobs stock work?  What does this mean exactly, how do I choose, when do I choose, etc.? [Posted 8/29/2017]

A:                                   The specific mechanics of what happens to directly held CH2M stock, equity plan stock, and stock in benefit plans (e.g., the 401(k) Plan, Deferred Compensation Plan, Senior Executive Retirement and Retention Plan, the ISVEU Plan, etc.) under the Merger Agreement, including with respect to consideration to be received and any elections to be made, will be set forth in detail in the definitive proxy statement/prospectus that will be delivered to stockholders of CH2M.  The definitive proxy statement/prospectus will also provide information related to various tax scenarios associated with the Merger Agreement.  Stockholders and plan participants are encouraged to review the Merger Agreement, and the definitive proxy statement/prospectus when provided, and to seek their own financial and/or tax planning advice.

8.              Q: Will CH2M stockholders be taxed at closing on the sales of shares held directly, including for proceeds received in Jacobs stock? [Posted 8/29/2017]

A:                                   The definitive proxy statement/prospectus will provide information related to various tax scenarios associated with the Merger Agreement.  Stockholders are encouraged to review the Merger Agreement, and the definitive proxy statement/prospectus when provided, and to seek their own financial and/or tax planning advice.

9.              Q: Will CH2M shareholders be taxed on proceeds from the sale of shares within the 401(k)? [Posted 8/29/2017]

A:                                   The definitive proxy statement/prospectus will provide information related to various tax scenarios associated with the Merger Agreement.  Stockholders are encouraged to review the Merger Agreement, and the definitive proxy statement/prospectus when provided, and to seek their own financial and/or tax planning advice.

Section 2 - Integration

1.              Q: I have heard about integration planning and the Integration Management Office — what does that mean and what can I expect? [Posted 8/29/2017]

A:                                   Between now and when the transaction closes, we remain two separate, independent companies.  Right now, some initial planning is happening for the post-closing period.  If approved, once we begin integration following the transaction close date, we’ll be bringing together the fabric of two large companies — a complex process that involves both companies’ operations, IT systems, HR, finance, legal, sales, procurement, real estate, policies and procedures, culture, brand and people.  Once we begin integration after the closing, it may take up to two years to fully integrate our organizations.

To manage integration planning and post-closing integration, Jacobs has established an Integration Management Office (IMO), and key leaders from both companies have been selected to manage the process, set key planning milestones and make the integration as effective as possible after closing.  We have announced that Lisa Glatch, EVP CH2M Integration Planning, and Gary Mandel, EVP Jacobs Integration Planning, are responsible for the IMO.  You can expect regular communications as progress is made with the planning and, after the transaction closes, integration.

See also “What are the plans for integrating the two companies? Who will lead the integration effort?” and “What happens next, between now and completion of the transaction?” in the FAQs  that were posted when the merger agreement was announced.

Section 3 — Benefits

1.              Q: Does the announcement of the proposed acquisition of CH2M by Jacobs result in any employee benefit plan changes for any of our global employees? [Posted 8/29/2017]

A:                                   We do not expect this transaction to result in any changes to our employee’s compensation or benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current compensation programs and benefits offerings and will provide updates as information becomes available.  See also “What will happen to my pay and benefits?” in the FAQs that were posted when the merger agreement was announced.

2.              What will become of the 401(k) Plan for US employees? [Posted 8/29/2017]

A:                                   We do not expect this transaction to result in any changes to our employee’s compensation or benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current compensation programs and benefits offerings and will provide updates as information becomes available.

3.              Q: How will the CH2M stock in my 401(k) Plan account be handled? [Posted 8/29/2017]

A:                                   The specific mechanics of what happens to CH2M stock that is held in the 401(k) Plan under the Merger Agreement, including with respect to consideration to be received and elections to be made, will be set forth in detail in the definitive proxy statement/prospectus that will be delivered to 401(k) Plan participants and stockholders.  The definitive proxy statement/prospectus will also provide information related to various tax scenarios associated with the Merger Agreement.  401(k) Plan participants are encouraged to review the Merger Agreement, and the definitive proxy statement/prospectus when provided, and to seek their own financial and/or tax planning advice.

4.              Q: Will I have to make changes in my 401(k) Plan account through Fidelity to transfer my current CH2M stock holdings to something else? [Posted 8/29/2017]

A:                                   We currently anticipate that you will be permitted to make the same changes to your 401(k) Plan account through Fidelity that you were permitted to make prior to entry into the Merger Agreement until the transaction close date.  In the event a blackout period becomes necessary to facilitate the transaction, we will timely notify you of the blackout period.  If CH2M stockholder and regulatory approval of the Merger Agreement occurs, then after closing, following the conversion of CH2M stock in the 401(k) Plan in accordance with the terms of the Merger Agreement, 401(k) Plan participants will be able to manage their investments and reallocate assets between the available investment options, including with respect to diversification out of Jacobs stock.

5.              Q: When will the Q2 2017 US 401(k) match be made? Will it be made in stock or cash? [Posted 8/29/2017]

A:                                   The Q2 2017 company match in the 401(k) Plan was made in cash.  The Q2 2017 company match was deposited to eligible participants’ 401(k) accounts on Friday, August 18, 2017.  The cash company matching contribution was allocated to the same investment options a participant has directed his or her paycheck deferrals to.  A 401(k) Plan participant can log into www.401k.com to change how his or her paycheck deferrals and cash company matching contributions are allocated between the available investment options.

6.              What will happen to the CH2M and OMI retiree medical benefits?  Will the retiree medical benefits continue after closing? [Posted 8/29/2017]

A:                                   We do not expect this transaction to result in any changes to our employee’s compensation or benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current benefits offerings and will provide updates as information becomes available.

Section 4 — PDSPP

1.              Q:  What is the status of the Payroll Deduction Stock Purchase Plan (PDSPP)? [Posted 8/29/2017]

A:                                   CH2M is terminating the current offering period under the PDSPP and will be refunding credited PDSPP deductions to participants.  If the agreement with Jacobs is approved by stockholders and regulatory agencies, the PDSPP will terminate at the transaction closing date.  CH2M has discontinued payroll deductions in relation to the PDSPP, and participants with credited PDSPP deductions can expect to receive a refund of those credited deductions no later than September 30, 2017.

Section 5 - Deferred Compensation Plan

1.              Q: What happens to the cash (non-CH2M common stock) portion of my Deferred Compensation Plan balance after the acquisition closes? [Posted 8/29/2017]

A:                                   The acquisition will have no impact on the cash portion of your balance. The cash in your account will continue to be valued according to your investment elections.

2.              Q: What happens to my distribution elections after the acquisition closes? [Posted 8/29/2017]

A:                                   It depends.  Generally, we do not expect this transaction to result in any immediate changes to our employee benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current benefits offerings and will provide updates as information becomes available.  However, if the Merger Agreement is approved by CH2M stockholders and regulatory agencies, then for employee participants who experience a separation from service within two years following the close of the transaction, the participant will become 100% vested in his or her account and payment of his or her entire account will be made on a lump sum basis as soon as practical after termination of employment (and in any event within 60 days after the termination of employment date).  If the DCP is terminated at some date after transaction close, any unvested company contributions will be forfeited and a lump sum payout to participants of their accounts will occur.  In the event of a termination of the DCP, distributions and the timing of payments to DCP participants will be dictated by the terms of the DCP and applicable laws and regulations.

3.              Q: Will the acquisition impact my Deferred Compensation Plan distributions from the plan if I am already in payment stream? [Posted 8/29/2017]

A:                                   It depends.  Generally, we do not expect this transaction to result in any immediate changes to our employee benefit plans at this time, but Jacobs, with input from CH2M, will be evaluating our current compensation programs and benefits offerings and will provide updates as information becomes available.  However, if the Merger Agreement is approved by CH2M stockholders and regulatory agencies, and if the DCP is terminated at some date after transaction close, each participant’s account shall become immediately due and payable, and a lump sum payout to participants of their accounts will occur, including for participants already in payment stream.  In the event of a termination of the DCP, distributions and the timing of payments to DCP participants will be dictated by the terms of the DCP and applicable laws and regulations.

4.              Q: What happens to my Deferred Compensation Plan balance if I separate from service after the acquisition closes? [Posted 8/29/2017]

A:                                   If the Merger Agreement is approved by CH2M stockholders and regulatory agencies, and assuming the DCP is not terminated, then for employee participants who experience a separation from service within two years following the close of the transaction, the participant will become 100% vested in his or her account and payment of his or her entire account will be made on a lump sum basis as soon as practical after termination of employment (and in any event within 60 days after the termination of employment date).

5.              Q: Will the tax treatment of Deferred Compensation Plan distributions change after the acquisition closes? [Posted 8/29/2017]

A:                                   No, the tax treatment of DCP distributions will continue to be governed by IRS taxation rules, and will not change.   Taxes will be withheld from distributions at supplemental tax rates per IRS and state tax regulations.  Total taxes actually paid at the time a participant files his or her taxes will vary based on individual income tax brackets.  DCP participants are encouraged to seek their own financial and/or tax planning advice.

6.              Q: Will I be able to roll my Deferred Compensation Plan balance into another retirement plan after the acquisition closes? [Posted 8/29/2017]

A:                                   No, DCP balances cannot be rolled tax-free into any other plan under any circumstances because IRS regulations prohibit it. There is no specific provision in the Tax Code that allows a non-qualified plan balance to be rolled over on a tax-free basis. Only balances from qualified plans, such as a 401(k), can be rolled over to other qualified plans on a tax-free basis.

7.              Q: What happens to my Deferred Compensation Plan account if the plan is terminated? [Posted 8/29/2017]

A:                                   At this time, there has been no decision made as to whether the DCP will be continued, frozen or terminated.  We do not expect this transaction to result in any immediate changes to our employee benefit, but Jacobs, with input from CH2M, will be evaluating our current compensation programs and benefits offerings and will provide updates as information becomes available.  (See answer to Section 5 — Deferred Compensation Program, Question 3, above.)

Section 6 — Updating Information

1.              Q: If I am a CH2M stockholder, who do I contact to ensure my ownership account information is up to date? [Posted 8/29/2017]

A:                                   Computershare

Purpose: To change contact, deposit and account information related to CH2M directly held stock, stock options, restricted stock, and Phantom Stock/SARs and ISVEUs.

Hours of Operation: Monday-Friday, 3:00 AM EDT to 9:15 PM EDT

Phone: 1.844.549.2426 (CH2M) (Toll Free)

Phone: 1.781.575.3087 (International)

Web: www.computershare.com/ch2m

2.              Q: If I am a participant in the 401(K) Plan, who do I contact to ensure my account information is up to date? [Posted 8/29/2017]

A:                                   Who: Fidelity Investments

Purpose: To change contact information related to your 401(k) account.

Phone: 1.800.835.5098 or via their website

3.              Q: If I am a participant in the Deferred Compensation Plan (DCP), who do I contact to ensure my account information is up to date? [Posted 8/29/2017]

A:                                   Who: Newport’s Participant Service Center

Purpose: To change contact information related to your Deferred Compensation Plan (DCP) account.

Phone: 1.800.230.3950

4.              Q: If I am a participant in the Senior Executive Retirement and Retention Plan (SERRP), who do I contact to ensure my account information is up to date? [Posted 8/29/2017]

A:                                   Who: Newport’s Participant Service Center

Purpose: To change contact information related to your Deferred Compensation Plan (DCP) account.

Phone: 1.800.230.3950

5.              Q: Who do I contact to receive CH2M investor relations information and to sign-up to receive CH2M investor relations alerts? [Posted 8/29/2017]

A:                                   Who: CH2M Investor Relations website

Purpose: To receive the latest CH2M investor relations information and to sign-up to receive ir.ch2m.com email alerts.

Please sign up to receive alerts at ir.ch2m.com to be notified of new information. To change your email address already on file at ir.ch2m.com, please “unsubscribe” from emails received from CH2M Stockholder, and sign up per the above with a new email address

6.              Q: Who do I contact to update my contact information of file with CH2M? [Posted 8/29/2017]

A:                                   Who: EmployeeConnect

Purpose: To change contact information on file with CH2M for current employees and alumni (note, this will not update any records related to Computershare (stockholders), Fidelity (401(k)), or Newport (DCP/SERRP).

Hours of Operation: Monday-Friday, 7 am to 5 pm MDT

Phone: 720.286.4411 (Direct)

Phone: 877.586.4411 (Toll Free)

Additional Information and Where to Find It

In connection with the proposed acquisition of CH2M by Jacobs pursuant to the terms of an Agreement and Plan of Merger by and among CH2M, Jacobs and Merger Sub, Jacobs intends to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Form S-4”) that will contain a proxy statement of CH2M and a prospectus of Jacobs, which proxy statement/prospectus will be mailed or otherwise disseminated to CH2M’s stockholders when it becomes available. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JACOBS, CH2M AND THE MERGER. Investors may obtain free copies of the proxy statement/prospectus when it becomes available, as well as other filings containing information about Jacobs and CH2M, without charge, at the SEC’s Internet website (http://www.sec.gov). Copies of these documents may also be obtained for free from the companies’ websites at www.jacobs.com or www.ch2m.com.

Participants in Solicitation

Jacobs, CH2M and their respective officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of CH2M in connection with the proposed transaction. Information about Jacobs’ executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on November 22, 2016 and its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on December 9, 2016. Information about CH2M’s executive officers and directors is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 7, 2017, and the proxy statements for its 2017 annual meeting of stockholders, which was filed with the SEC on April 24, 2017. Investors may obtain more detailed information regarding the direct and indirect interests of Jacobs, CH2M and their respective executive officers and directors in the acquisition by reading the preliminary and definitive proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.  When available, you may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Jacobs and CH2M. This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that Jacobs may file with the SEC in connection with the proposed transaction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the

Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same.  Statements made in this document that are not based on historical fact are forward-looking statements, including statements regarding whether and when the proposed transaction between Jacobs and CH2M will be consummated and the anticipated benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial, and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that CH2M may be unable to obtain required stockholder approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the  possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts current plans and operations of the parties to the transaction; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction and the actual terms of any financings that will be obtained for the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see Jacobs’ Annual Report on Form 10-K for the period ended September 30, 2016 and CH2M’s Annual Report on Form 10-K for the period ended December 30, 2016, and in particular the “Risk Factors” discussion thereunder as well as Jacobs’ and CH2M’s other filings with the Securities and Exchange Commission.  Neither Jacobs nor CH2M is under any duty to update any of the forward-looking statements after the date of this document to conform to actual results, except as required by applicable law.